FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NBG Group	Q4 Results 2015

PRESS RELEASE

NBG Group: Q4.15 results highlights

•                  CET 1 ratio at 17.5% post capital raising, near completion capital actions and CoCos repayment

•                  Excluding CoCos and pro-forma for the divestments of Astir Palace, NBGI and Finansbank, CET 1 ratio settles at 17.5%; Including CoCos, CET 1 at 22.7%

•                  The prospective disposals of Astir Palace and NBGI add c70bps to CET1 ratio

•                  Fully loaded CET 1 at 16.8%, pro-forma for these capital actions

•                  Domestic 90dpd formation recedes to €86m in Q4 vs €406m in Q3

•                  Q4 domestic 90dpd formation at just €86m from €406m in Q3; The trend continued in January-February ‘16

•                  Domestic 90dpd ratio increased by 30bps qoq to 34.1% in Q4, principally due to sustained deleveraging (+20bps impact); Group(1) 90dpd ratio at 33.1%; Both ratios are the lowest among Greek banks

•                  FY.15 provisions of €3.5bn in Greece fully reflect the AQR result (€2.3bn) and drive 90dpd coverage to a sector-high of 76.8% (74.6% at the Group level(1))

•                  Lowest ELA exposure among Greek Banks; Best-in-class L:D of 90% in Greece

•                  ELA funding drops by €4.7bn since end-Q3.15 to €10.9bn(2), constituting the lowest exposure in the sector; Costly Pillar II guarantees more than halved by €4.8bn to €3.8bn (cash value), translating to c€90m annualized savings for 2016

•                  Cash value of excess collateral at €7.7bn

•                  NBG’s liquidity to be further enhanced by €3.5bn from the Finansbank sale expected to be completed in Q2.16

•                  Domestic deposit inflows of €0.8bn in Q4, aided by seasonality

•                  Domestic core PPI recovers; Bottom line negatively affected by one-offs

•                  Domestic core PPI recovers to €153m in Q4 (+10.1% qoq), after dropping by 10.4% qoq in Q3, reflecting early signs of NII and fee pick up

•                  Domestic NII at €392m in Q4 from €389m in Q3 on reduced deposit costs, deposit mix rebalancing and lower ELA exposure; Positive impact to be reflected fully in Q1.16 and onwards

•                  FY.15 operating expenses at €1,030m in Greece (-2.1% yoy); Domestic personnel expenses down by 0.7% yoy, adding up to a 43% cut since FY.09

•                  Q4.15 bottom line from continued operations was negatively affected by one-off impairment charges and other one-offs, which incorporate among others the loss from the sale of NBGI Private Equity (€106m) and a VRS provision (€118m)

(1) Group excludes assets held-for-sale & discontinued operations / (2) Data as at March 10, 2016

Athens March 15, 2016

Our results for 2015 mirror the major developments of the year in the Greek economy. The year was marked by three major milestones for our Group: the results of ECB’s Comprehensive Assessment, the subsequent successful recapitalization and the agreed sale of Finansbank to Qatar National Bank.

The results of the Comprehensive Assessment reflect the impact of the economic recession on the quality of our loan book. The Group has increased its provisions level to cover the provision shortfall, and has now increased its domestic 90+ coverage ratio from 60.2% in FY 2014 to 76.8% in FY 2015.

The recapitalization of the Bank took place following a conservative view of the future economic outlook, and hence NBG is closing the year with a CET1 of 22.7%, and 17.5% excluding CoCos, following the recapitalization and the agreement for the sale of Finansbank. Despite system wide liquidity pressures, NBG has kept its loan-to-deposit ratio at 91% at the Group Level and at 90% at domestic level, and it’s Eurosystem funding at 17% over assets.

The sale of Finansbank as per our commitments to DG Comp was secured in December, marking NBG’s determination to execute its restructuring plan. Being adequately provided, strongly capitalized and at a favorable liquidity position, NBG will realize its strategic plan for 2016, leading the Greek economy out of recession and focusing on improving asset quality and generating positive core operating results.

Athens, 15 March 2016

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Superior liquidity position

Group deposits(1) increased by 2.6% qoq to €43.0bn in Q4, reflecting mainly the domestic deposit stock increase of €793m (€345m in Q3), aided by seasonality (bonus salary & increased business turnover in Christmas). In SE Europe and other counties, deposits were up 4.5% qoq to €6.3bn (quarterly inflows of €277m from €49m the previous quarter).

As a result, NBG’s best-in-class L:D ratio improved further to 90% in Greece (94% in Q3) and 91% at the Group(1) level (96% in Q3), providing the basis for future credit growth.

Mirroring the recently completed capital increase and deposit inflows, ELA dropped by €4.1bn qoq to €11.5bn at end-Q4.15, constituting the lowest exposure in the sector (ELA over assets excluding EFSF & ESM bonds and discontinued operations at 16%). Eurosystem funding amounted to €24.0bn from €25.6bn at end-Q3.15. Exposure to costly Pillar II guarantees has already been halved by €4.8bn to €3.8bn (cash value), translating to c€90m annualized savings for 2016. This does not take into account the €3.5bn liquidity impact of the sale of Finansbank expected to be completed within Q2.16.

Since the end of December(2), ELA funding further declined by €0.6bn to €10.9bn (Eurosystem funding: €23.4bn), with this trend expected to continue throughout the rest of 2016, having a positive impact on interest income (NII). The cash value of excess collateral amounts to €7.7bn.

Sector-best 90dpd coverage at the Group level and in Greece

At the Group level(1), 90dpd formation dropped to €54m in Q4 from €406m in Q3, reflecting the sharp decrease in Greece, as 90dpd formation declined to just €86m from €406m the previous quarter. This reflects recoveries across the entire product range in the latter half of Q4, with 90dpd formation standing at firmly negative territory in December. Encouragingly, this trend continues in early Q1.16 in the retail book, revealing a pattern of declining delinquency formation.

Domestic impairments reached €671m in Q4 from €232m in Q3, over and above the residual AQR provision shortfall, as the Bank decided to adopt a more conservative approach, further strengthening the balance sheet in light of the current economic environment. For FY.15, provisions reached €3,528m, bringing the 90dpd coverage ratio to a sector-high of 76.8% in Greece from 73.4% in Q3 (74.6% at the Group level, up 3pps qoq). Domestic NPE coverage increased to 53.4% from 52.4% in Q3 (52.8% at the Group level, up 1pp qoq).

In SE Europe and other international activities, the 90dpd ratio dropped to 26.8% in Q4 from 28.3% the previous quarter, on the back of write-offs at United Bulgarian Bank (UBB). Coverage increased to 57.4% from 56.3% in Q3.

(1) Group excludes assets held-for-sale & discontinued operations

(2) Data as at March 10, 2016

Profitability

Greece:

Q4 domestic core pre-provision profit (PPI) recovered sharply to €153m (up 10.1% qoq), after dropping by 10.4% qoq in Q3, reflecting early signs of expected NII and fee pick up in 2016. NII settled at €392m from €389m in Q3 on the back of lower deposit costs (-14bps qoq), driven by time deposit repricing (-19bps qoq) and deposit mix rebalancing (68% weight of lower margin core deposits compared to 52% in Q4.14), that counterbalanced a lower lending NII (at €407m, down 4.5% qoq). NII was also aided by the sharp reduction in ELA funding, albeit only for two weeks in the quarter. The positive impact of the lower ELA dependence will be fully reflected in Q1.16 and onwards.

Fee income before Pillar II costs rebounded to €51m in Q4 (+21.4% qoq) on the back of higher corporate lending, brokerage, custody and investment banking related fees. Nevertheless, Pillar II fees remained at high levels (€54m in Q4 from €53m the previous quarter), bringing the total cost at €197m in FY.15 (€161m in FY.14). The substantial reduction of senior debt guarantees exposure by almost €9bn since Q3.15 (nominal value) will reduce annualized expenses to more than half the Q4.15 levels in 2016. Including Pillar II costs, net fee income remained in negative territory in Q4 (-€3m from -€10m in Q3).

FY.15 operating expenses dropped by 2.1% yoy to €1,030m and 38% since FY.09. Personnel expenses stood at €665m (-0.7% yoy), adding up to a total containment through the crisis of 43%.

The Bank recorded net loss of €857m in Q4, negatively affected by high loan-loss provisioning charges of €671m and other impairments(1) of €242m. Results were also burdened by non-recurring charges of €138m that mainly arise from a VRS provision (€118m).

SE Europe and other counties:

In SE Europe and other countries, the Bank recorded losses of €34m in Q4 against profits of €15m in Q3, hit by a surge in loan provisions (at €68m from €23m in Q3) to reflect part of the AQR provision shortfall in Serbia, as well as to prepare for the AQRs in Bulgaria and Romania.

Capital position

Excluding CoCos and pro-forma for the near completion sales of Astir Palace, NBGI and Finansbank, CET1 ratio stood at 17.5% (including CoCos, CET 1 at 22.7%). The prospective disposals of Astir Palace and NBGI add c70bps to CET1 ratio.

On a B3 fully loaded basis and pro-forma for these divestments, CET 1 settles at 16.8%.

(1) Other domestic impairments include the €106m capital loss arising from the agreed disposal of NBGI PE, provisions related to investment properties (€68m) and Intr’l subsidiaries (€26m) and other impairments (€42m)

Annex

	Q4.15	Q3.15	qoq Δ	FY.15	FY.14	yoy Δ

Results (€m)
Group(1) net profit	(889)	194	n.m.	(2,620)	(249)	>100%
Greece	(857)	179	n.m.	(2,627)	(283)	>100%
SE Europe & other(2)	(34)	15	n.m.	7	34	-78.0%

Core Revenues (€m)
Group(1)	524	506	3.5%	2,110	2,222	-5.1%
Greece	415	398	4.3%	1,677	1,809	-7.3%
SE Europe & other(2)	109	108	0.7%	433	413	4.8%

Operating Expenses (€m)
Group(1)	333	325	2.5%	1,300	1,304	-0.3%
Greece	262	259	1.2%	1,030	1,052	-2.1%
SE Europe & other(2)	72	67	7.3%	270	252	7.3%

Group(1) Balance Sheet (€m)
Total Assets	83,799	82,292	-1.8%	83,799	86,204	2.9%
Net Loans	39,126	40,119	-2.5%	39,126	43,045	-9.1%
Deposits	42,959	41,890	2.6%	42,959	50,601	-15.1%
Common Equity(3)	7,071	4,996	41.5%	7,071	8,064	-12.3%
Tangible Equity	6,924	4,736	46.2%	6,924	7,777	-11.0%

Group(1) Ratios
(Net) Loans: Deposits (%)	91%	96%	-4 pps	91%	85%	6 pps
Net Interest Margin (bps)	280	279	1 bps	275	280	-5 bps

Asset Quality
Group(1) +90dpd ratio (%)	33.1%	33.0%	0.1 pp	33.1%	31.3%	1.8 pps
Greece	34.1%	33.8%	0.3 pp	34.1%	31.9%	2.2 pps
SE Europe & other(2)	26.8%	28.3%	-1.5 pps	26.8%	27.4%	-0.6 pps
Group(1) +90dpd coverage (%)	74.6%	71.3%	3.3 pps	74.6%	59.3%	15 pps
Greece	76.8%	73.4%	3.4 pps	76.8%	60.2%	17 pps
SE Europe & other(2)	57.4%	56.3%	1.1 pps	57.4%	53.2%	4.2 pps

(1) Group excludes assets held-for-sale & discontinued operations

(2) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

(3) Common equity excludes minorities and (i) State and US preference shares in Q3.15 and FY.14 and (ii) CoCos in Q4.15 and FY.15

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paul K. Mylonas

(Registrant)

Date: March 15th, 2016

Deputy Chief Executive Officer